November 12, 2014

Via EDGAR

Tom Kluck, Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Iron Mountain REIT, Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-4
Filed September 26, 2014
File No. 333-197819

Dear Mr. Kluck:

The purpose of this letter is to respond to your letter to the Company dated October 24, 2014, which was a follow-up to your prior letter to the Company dated August 29, 2014, to which the Company responded in its letter dated September 26, 2014. For your convenience, the additional staff comments from your October 24, 2014 letter appear below in bold text, followed by our response. We are concurrently filing Amendment No. 2 to the Form S-4. The Registration Statement on Form S-4, originally filed on August 1, 2014 (File No. 333-197819), as amended, is referred to herein as the “Registration Statement.”

Our Business, page 44

1.              Please discuss how your internal growth has been impacted by occupancy and rental changes.

As disclosed in our periodic filings on Form 10-K and Form 10-Q, which are incorporated by reference into the Registration Statement, we calculate internal revenue growth as the weighted average year-over-year growth rate of our revenues after removing the effects of acquisitions, divestitures and foreign currency exchange rate fluctuations. As noted in our response letter to you dated September 26, 2014, Iron Mountain Incorporated (“Iron Mountain”) typically assesses its operating performance by analyzing changes in segment level storage rental volume and storage rental revenue. We believe storage rental volume and storage rental revenue are equivalent to the concepts of “occupancy and rental”, respectively, referred to in your letter to us dated October 24, 2014.

Storage rental volume and storage rental revenue are linked with respect to their impact on internal revenue growth, as net positive trends in these metrics will have a positive impact on internal revenue growth, while net negative trends will have a negative impact on internal revenue growth. Due to our method of calculating internal revenue growth, positive or negative changes in either storage rental volume or storage rental revenue

One Federal Street  •  Boston, MA 02110  •  www.ironmountain.com attributable to acquisitions, divestitures or foreign currency exchange rate fluctuations have no impact on internal revenue growth.

2.              We note your response to comment 3 of our letter dated August 29, 2014. We also note your revised disclosure on page 45 regarding total racked building capacity and the percentage of racking space utilized as of June 30, 2014. Please further explain how this percentage is determined such as whether the racking space utilized is based upon the contractual amount of space leased.

In our response letter to you dated September 26, 2014, we noted that we primarily utilize two metrics for purposes of understanding net move-in and move-out activity, Total Building Utilization and Total Racking Utilization. We define these terms as follows:

Total Building Utilization — the number of cubic feet of records or standard data protection units (a unit of measure specific to our data protection storage services, hereinafter referred to as “DPUs”) in storage, divided by the maximum number of cubic feet of records or standard DPUs that can be stored in a given facility.

Total Racking Utilization — the number of cubic feet of records or standard DPUs in storage, divided by the storage capacity of the racking installed in any given facility.

The table below, which we have included on page 46 of the Registration Statement, illustrates the calculation of our worldwide Total Building Utilization and our worldwide Total Racking Utilization for our records management and data management businesses, respectively, as of September 30, 2014:

	As of September 30, 2014
	Cubic Feet	Total Building	Total Racking	Total Building	Total Racking
	Stored (1)	Capacity (1)	Capacity (1)	Utilization	Utilization
Records Management Storage Portfolio	522,875	628,121	571,498	83%	91%

	As of September 30, 2014
		Total Building	Total Racking	Total Building	Total Racking
	DPUs Stored(1)(2)	Capacity (1)	Capacity (1)	Utilization	Utilization
Data Management Storage Portfolio	75,803	110,602	93,455	69%	81%

(1)         In thousands. Capacity amounts are presented in terms of cubic feet.

(2)         Standard data protection units, or DPUs, are a unit of measure specific to our data management business.

For purposes of these calculations, our building and racking capacity is considered utilized once we have physically stored customer records or DPUs in one of our facilities.

3.              Please disclose your average rent on a portfolio basis to the extent that you track such rent.

As noted in our letter to you dated September 26, 2014, Iron Mountain typically assesses the operating performance of its storage rental business by analyzing changes in segment level storage rental volume and storage rental revenue. Iron Mountain does not track average rent on a portfolio basis. However, in order to provide greater context into our operating performance, we included the following disclosure on page 45 of the Registration Statement:

“In addition to analyzing trends in segment level storage rental volume and storage rental revenue, the performance of our records management and data management storage rental businesses may be analyzed on a per racked square foot basis of storage rental revenue, annualized based on both a quarter-to-date and year-to-date basis, for both of these businesses. Our 2014 worldwide storage rental revenue per racked square foot was $29.51 and $295.19 for our records management and data management businesses, respectively, when annualized based on storage rental revenues recorded in the three months ended September 30, 2014. Our 2014 worldwide storage rental revenue per racked square foot was $29.17 and $295.23 for our records management and data management businesses, respectively, when annualized based on storage rental revenues recorded in the nine months ended September 30, 2014.”

Unaudited Pro Forma Consolidated Financial Data

(A) Income Taxes

4.              We note your response to prior comment 10. In future periodic filings, please enhance your disclosure to provide more detail of the deferred tax assets and liabilities revalued as a result of your REIT conversion. In your disclosure, please present in a table the assets and liabilities revalued by type reconciling to the change in deferred tax assets and liabilities between December 31, 2013 and the most recent balance sheet date as a result of reflecting the REIT conversion in your financial statements.

Please see footnote 2(i), Income Taxes to Notes to Consolidated Financial Statements on page 24 of Iron Mountain’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 (the “Form 10-Q”) for a tabular reconciliation of the change in Iron Mountain’s deferred tax assets and liabilities between December 31, 2013 and September 30, 2014. For your convenience, we have included below our added disclosure as it appears in the Form 10-Q, which is incorporated by reference in the Registration Statement:

“The following table presents a reconciliation of significant components of deferred tax assets and liabilities from December 31, 2013 to September 30, 2014:

		Revaluation
	December 31,	Associated with REIT	Current Year	September 30,
	2013	Conversion	Activity (1)	2014
Deferred Tax Assets:
Accrued liabilities	$75,731	$(48,087)	$3,701	$31,345
Deferred rent	25,624	(25,749)	1,976	1,851
Net operating loss carryforwards	81,124	(34,912)	14,050	60,262
Foreign tax credits	10,229	(9,207)	(1,022)	—
Stock compensation	16,745	(17,942)	1,197	—
Federal benefit of unrecognized tax benefits	20,263	—	(4,813)	15,450
Foreign currency and other adjustments	23,938	(34,552)	20,837	10,223
Valuation allowance	(40,278)	—	(2,732)	(43,010)
	213,376	(170,449)	33,194	76,121
Deferred Tax Liabilities:
Other assets, principally due to differences in amortization	(367,936)	273,268	3,668	(91,000)
Plant and equipment, principally due to differences in depreciation	(168,385)	109,332	23,608	(35,445)
	(536,321)	382,600	27,276	(126,445)

Net Deferred Tax Asset/(Liability)	$(322,945)	$212,151	$60,470	$(50,324)

(1)         Current year activity primarily consists of additional deferred tax assets and liabilities recognized due to changes in current year taxable temporary differences, purchase accounting and return to accrual adjustment related to the 2013 tax return.”

(C) 2014 Special Distribution, page 50

5.              We note that a component of your 2014 Special Distribution relates to repatriated foreign earnings and profits of approximately $275 million. Please tell how your pro forma statements of operations for the year ended December 31, 2013 and six months ended June 30, 2014, and in particular your Provision (Benefit) for Income Taxes, are impacted by such repatriation. Specifically tell us how you determined to what entities such repatriated earnings and profits related (i.e., foreign profits related to entities that are qualified REIT subsidiaries and/or taxable REIT subsidiaries) following the REIT conversion and merger assumed as occurring on January 1, 2013.

The $275 million of repatriated foreign earnings are deemed paid to the real estate investment trust (“REIT”) parent entity by wholly owned foreign entities that are not electing to be classified as taxable REIT subsidiaries for U.S. federal income tax purposes following the REIT conversion and assumed merger. These repatriated foreign earnings would generally result in taxable income for U.S. federal income tax purposes; however, the pro forma statements of operations presented in the Registration Statement, including any amendments thereto, assume REIT conversion as of January 1, 2013 and assume that all applicable REIT tests are maintained, including certain distribution requirements. Accordingly, there was no impact to the provision (benefit) for income taxes on the pro forma statements of operations (either related to the actual reported figures or the need for any pro forma adjustments thereto) presented in the Registration Statement, including any amendments thereto.

Exhibits

6.              We note your response to comment 11 of our letter dated August 29, 2014. Please also provide a draft copy of your opinion of counsel in regards to your qualification as a REIT or file such opinion with your next amendment.

We respectfully direct the Staff’s attention to the disclosure on page 70 of the Registration Statement under the caption “Material Federal Income Tax Considerations — Taxation as a REIT,” which contains the opinion of our counsel, Sullivan & Worcester LLP, regarding Iron Mountain’s qualification as a REIT. We further note that we are filing with Amendment No. 2 the Exhibit 8.1 opinion letter of our counsel, which opinion letter confirms our counsel’s opinions referred to in the Registration Statement under the section captioned “Material Federal Income Tax Considerations.”

*     *    *

As requested, the Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the content of this letter, please do not hesitate to contact me at (617) 535-8777.

Sincerely,

IRON MOUNTAIN INCORPORATED,
on behalf of IRON MOUNTAIN REIT, INC.

By:	/s/ Ernest W. Cloutier
Ernest W. Cloutier
Executive Vice President and General Counsel